UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)

HealthWarehouse.com, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42227G202

(CUSIP Number)

Lloyd I. Miller, III

3300 South Dixie Highway

Suite 1-365

West Palm Beach, Florida 33405

(561) 287-5399

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

April 20, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	42227G202	SCHEDULE 13D/A13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,130
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
12,130
	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,130
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03%
14	TYPE OF REPORTING PERSON
OO

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SCHEDULE 13D/A13

This constitutes Amendment No. 13 (the “Amendment No. 13”) to the statement on Schedule 13D filed on behalf of Lloyd I. Miller III (“Mr. Miller” or the “Reporting Person”), dated and filed November 18, 2010 (the “Miller Statement”), relating to the shares (“Shares”) of common stock (the “Common Stock”) of HealthWarehouse.com, Inc. (the “Company” or the “Issuer”). The Company’s principal executive offices are located at 7107 Industrial Road, Florence, Kentucky 41042. Unless specifically amended or modified hereby, the disclosure set forth in the Miller Statement (as amended) shall remain unchanged.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended by adding at the end thereof the following:

The purpose of this Amendment is to report that since the filing of Amendment No. 12 to the Statement, dated November 3, 2014 (“Amendment No. 12”), a material change occurred in the percentage of Shares beneficially owned by Mr. Miller. This Amendment No. 13 is the final amendment to the Statement and constitutes an exit filing.

Except in connection with the matters described above in this Item 4 and herein and matters contemplated hereby, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 12,130 Shares, which is equal to 0.03% of the 37,665,162 outstanding Shares, as reported in the Company’s Schedule 10-K filed on March 25, 2016. As of the date hereof, 12,130 of the Shares beneficially owned by Mr. Miller are owned of record by Milfam I.

(b) Mr. Miller has sole dispositive and voting power for the Shares owned by Milfam I.

(c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	Milfam I
Date of Transaction	Number of Series B Preferred Shares Sold	Price Per Share
April 20, 2015	232,509*	$6.67018911

*Shares sold as described in that certain Form 8-K filed by the Company with the Securities and Exchange Commission on April 21, 2016 and incorporated herein by reference.

(d) No person other than Mr. Miller has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not applicable.

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Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and restated in its entirety as follows:

Exhibit 99.1	Securities Purchase Agreement, dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and the parties listed therein (Filed as Exhibit Number 10.1 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

Exhibit 99.2	Loan and Security Agreement dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and the parties listed therein (Filed as Exhibit Number 10.2 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

Exhibit 99.3

Investor Rights Agreement dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and the parties listed therein (Filed as Exhibit Number 10.3 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

Exhibit 99.4

7% Senior Secured Convertible Promissory Note, dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and Milfam I L.P. (Filed as Exhibit Number 4.2 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

Exhibit 99.5

 Common Stock Purchase Warrant, dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and Milfam I L.P. (Filed as Exhibit Number 4.1 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

Exhibit 99.6	Loan and Security Agreement dated as of September 2, 2011, by and between HealthWarehouse.com, Inc. and the parties listed therein (Filed as Exhibit Number 10.1 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on September 6, 2011 and incorporated herein by reference).

Exhibit 99.7

 7% Senior Secured Non-Convertible Promissory Note, dated as of September 2, 2011, by and between HealthWarehouse.com, Inc. and Milfam I L.P. (Filed as Exhibit Number 4.3 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on September 6, 2011 and incorporated herein by reference).

Exhibit 99.8

Common Stock Purchase Warrant, dated as of September 2, 2011, by and between HealthWarehouse.com, Inc. and Milfam I L.P. (Filed as Exhibit Number 4.4 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on September 6, 2011 and incorporated herein by reference).

Exhibit 99.9	Letter, dated as of May 22, 2013, from Lloyd I. Miller, III and Karen Singer to the Issuer (Filed as Exhibit Number 99.9 to the Schedule 13D/A filed by the Reporting Person on May 31, 2013).

Exhibit 99.10

Assignment and Assumption Agreement, dated as of April 20, 2016, by and among MVI Partners, LLC, HWH Lending, LLC, Milfam I, L.P., Davis S. Oros and Marla T. Oros and Healthwarehouse.com, Inc. (Filed as Exhibit Number 10.1 to the Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on April 21, 2016 and incorporated herein by reference).

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2016

By: /s/ Lloyd I. Miller, III

Lloyd I. Miller, III

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